EXHIBIT 12.1
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                           WEINGARTEN REALTY INVESTORS

                       COMPUTATION OF FIXED CHARGES RATIOS

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges and of funds from operations before interest expense to fixed charges for the periods shown:

                                  YEARS ENDED DECEMBER 31,


                                                1996   1995   1994   1993   1992
                                                -----  -----  -----  -----  -----

Ratio of Earnings to Fixed Charges              3.17x  3.05x  4.16x  3.94x  1.89x
Ratio of Funds from Operations Before Interest
  Expense to Fixed Charges                      4.28x  4.48x  6.10x  5.83x  2.82x
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     The  ratios  of  earnings  to  fixed  charges  were  computed by dividing
earnings  by  fixed  charges.    The  ratios  of  funds from operations before
interest  expense  to  fixed  charges  were  computed  by  dividing funds from operations before interest expense by fixed charges. For these purposes, earnings is defined as income before extraordinary charge plus fixed charges (excluding interest costs capitalized). Funds from operations before interest expense is defined as net income plus depreciation and amortization of real estate assets and extraordinary charge, less gain (loss) on sales of property
and  securities  plus  interest  on  indebtedness.    Fixed charges consist of
interest on indebtedness (including interest costs capitalized), amortization of debt costs and the portion of rent expense representing an interest factor.


Note:     In accordance with the newly-adopted NAREIT definition of funds from operations, debt cost amortization is not included beginning with the year ended December 31, 1995.


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